September 1, 2006
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
CF / AD2
Washington, D.C. 20549-3561
Attn: Mr. Michael Moran

Re:	Pier 1 Imports, Inc.
Form 10-K, for the year ended February 25, 2006 (the “Form 10-K”)
File No. 1-07832
Dear Mr. Moran:
On behalf of the referenced registrant, the following are responses to the comments of the staff of the Securities and Exchange Commission received by letter dated August 18, 2006 with respect to the Form 10-K. The Staff’s comment and the registrant’s response thereto are set forth below. Capitalized terms used herein have the meanings assigned to them in the Form 10-K.
FORM 10-K FOR THE YEAR ENDED FEBRUARY 25, 2006
Gift cards, page 31
1.	We note your response to prior comment 1 in our letter dated July 25, 2006 and that your gift cards do not have a stated expiration policy. Please advise us whether or not your gift cards are subject to state escheatment. In this regard, if escheatment does apply, a liability should generally be maintained for the full statutory amount of the escheat obligation.

Response

Management believes that the Company’s gift cards are not subject to state escheatment. The Company regularly monitors relevant court cases, changes in state laws, and results of its audits by the various state taxing authorities to evaluate its potential liability for escheatment of all types of unclaimed property, including gift cards. Such reviews include consideration of the potential obligation to escheat the value of unclaimed gift cards to states other than the state of issue. The Company accrues such liabilities when appropriate and maintains a liability for escheatment of other types of unclaimed property, including certain gift certificates issued prior to the origination of the Company’s gift card program.

Pier 1 Imports, Inc.
Commission File No. 1-07832

We would be pleased to discuss our response. Please contact Susan Barley at 817-252-8226 or in her absence, Laura Schack at 817-252-8206 if you have any questions regarding our response.
Sincerely,
/s/ Charles H. Turner

Charles H. Turner, Executive Vice President, Finance,
Chief Financial Officer and Treasurer
/s/ Susan E. Barley

Susan E. Barley, Principal Accounting Officer